Exhibit 21.1

Subsidiaries of Verint Systems Inc.

Name of Company	Organized Under the Laws of
Verint Technology Inc.	Delaware
Verint Systems Ltd.	Israel
Comverse GmbH	Germany
Comverse Grundbesitz GmbH	Germany
Verint Systems B.V.	Netherlands
Verint Systems Canada Inc.	Canada
Verint Systems SAS	France
Verint Systems GmbH	Germany
Verint Systems UK Ltd.	U.K.
Loronix Information Systems, Inc.	Nevada
Loronix Information Systems, Ltd.	UK
Syborg Informationsysteme OHG	Germany